August 7, 2009

VIA EDGAR

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United State Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed on March 13, 2009 Schedule 14A Filed April 20, 2009 File No. 0-16509

Dear Mr. Rosenberg:

This letter is to acknowledge receipt of your letter dated August 6, 2009, regarding your review of the above referenced filing and request for additional disclosure and information.

We are currently completing our 10Q for the quarter ending on June 30, 2009 and hope to have a response to you by August 26, 2009. In the event that we are not able to respond by that time, we will update you on our progress.

Sincerely,

(-s- Kay Osbourn)

Kay Osbourn
Vice President, Chief Financial Officer,
Principal Accounting Officer and Treasurer